SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
LIMITED CORPORATION

EXTRAORDINARY GENERAL MEETING

NOTICE OF CONVOCATION

The shareholders of BRASKEM S.A. (“Company”) are hereby invited to attend the Extraordinary General Meeting to be held on April 02, 2007, at 11 a.m. at the Company’s headquarters at Rua Eteno, no 1.561, Pólo Petroquímico, in the City of Camaçari, in the State of Bahia in order to resolve the following Agenda:

1. To authorize the conversion of 486.530 class “A” preferred shares into common shares through a resolution by the majority of the voting stock of the Company, at the proportion of one class “A” preferred share to one common share;

2. To approve and to ratify the appointment and the contracting, by the officers of the Company, of specialized companies responsible for the issuance of the asset evaluation reports for both the Company and for Politeno Indústria e Comércio S.A (“Politeno”);

3. To examine, to discuss and to approve the Protocol and the Justification of the merger operation of Politeno into the Company;

4. To examine, to discuss and to approve the documents regarding the merger of Politeno into the Company;

5. To approve the merger operation of Politeno into the Company, with the resulting increase of its capital stock and the issuance of new shares;

6. To approve the amendment of art. 4 of the Company’s bylaws as function of the increase of its capital stock.

São Paulo, March 15, 2007.

Pedro Augusto Ribeiro Novis
Chief Executive Officer of the Board of Directors

Attention:
Taking into account the Health, Safety and Environmental Norms (SSMA – Saúde, Segurança e Meio Ambiente) in effect at the headquarters of the Company, which set forth the directives for the control of access of people and vehicles into the internal and external areas of the headquarters, the shareholders and their legal representatives convened for the Meeting are asked to arrive at least 30 minutes before the start of it, so as to insure compliance with the SSMA basic training instruction procedures in effect at the Company, which have been made available for consultation at the Company’s headquarter.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2007
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.